United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
November 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release

Signature Page

Press Release
CVRD concludes the partial sale of its share in Usiminas
Rio de Janeiro, November 13, 2006 – Companhia Vale do Rio Doce (CVRD) informs that concluded the sale of 5,362,928 common shares of Usinas Siderurgicas de Minas Gerais S/A – USIMINAS (Usiminas) at the price of R$ 70.59 per common share, which amounted to R$ 378.6 million.
As announced on November 6, 2006, the Company will keep 6,608,608 Usiminas common shares, which will be tied to the new 15-year shareholders agreement of Usiminas, signed that date. Therefore, the remaining 13,839,192 Usiminas common shares that CVRD currently owns will be sold through a public offer that will be announced soon.
Such movement is aligned with CVRD’s strategy of promoting the expansion of the Brazilian steel industry and, simultaneously, allows the reallocation of capital to invest in its core business. Moreover, this restructuring is associated with the decision of the Usiminas controlling shareholders to realize a feasibility study regarding the construction of a slab plant, maximizing the company’s potential to lead the repositioning of the Brazilian steel industry in the global scenario.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Daniela Tinoco: daniela.tinoco@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: November 13, 2006	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations